UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AB PRIVATE CREDIT INVESTORS CORPORATION

(Name of Subject Fund (Issuer))

AB PRIVATE CREDIT INVESTORS CORPORATION

(Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

J. Brent Humphries

Chairman and Chief Executive Officer

AB Private Credit Investors Corporation

Avenue of the Americas

New York, New York 10105

Tel: (212) 969-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Kenneth E. Young, Esq.

David J. Harris, Esq.

Dechert LLP

Cira Centre

Arch Street

Philadelphia, PA 19104

Telephone: (215) 994-4000

CALCULATION OF FILING FEE

Transaction Valuation(l)	Amount of Filing Fee(2)
$12,564,415.61	$1,522.81

(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 1,267,852.231 shares of common stock, par value $0.01 per share, of AB Private Credit Investors Corporation, at the offer price of $9.91 per share.

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2019, equals $121.20 per million dollars of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by AB Private Credit Investors Corporation, an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (“AB PCIC” or the “Fund”), to purchase for cash up to 1,267,852.231 shares of the Fund’s shares of common stock, par value $0.01 per share (the “Shares”) or 25% of each stockholder’s outstanding Shares as of November 27, 2018, at a price per Share equal to $9.91, which price was our net asset value per Share as of December 31, 2018, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated February 22, 2019 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and the related Notice of Intent to Tender (the “Notice of Intent,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), a copy of which is filed herewith as Exhibit (a)(1)(B). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Notice of Intent, respectively, as each may be amended or supplemented from time to time, is hereby incorporated by reference in response to certain items of this Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

The information under the heading “Summary Term Sheet” included in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)

Name and Address. The name of the issuer is AB Private Credit Investors Corporation. The address and telephone number of the issuer’s principal executive offices are: 1345 Avenue of the Americas, 41st Floor, New York, New York 10105 and (212) 969-1000.

(b)	Securities. The subject securities are AB PCIC’s shares of common stock, par value $0.01 per share. As of February 22, 2019, there were 6,383,672.228 Shares issued and outstanding.

(c)	Trading Market and Price. The Shares are not currently traded on an established trading market.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)

Name and Address. The filing person and subject company to which this Schedule TO relates is AB Private Credit Investors Corporation. The address and telephone number of AB PCIC is set forth under Item 2(a) above. The names of the directors and executive officers of AB PCIC are as set forth in the Offer to Purchase under the heading “Section 10—Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of AB PCIC are: c/o AB Private Credit Investors Corporation, 1345 Avenue of the Americas, 41st Floor, New York, New York 10105 and (212) 969-1000.

ITEM 4. TERMS OF THE TRANSACTION.

(a)

Material Terms. The material terms of the transaction are incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Section 1—Number of Shares; Purchase Price; Cutbacks,” “Section 2—Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals,” “Section 3—Procedures for Tendering Shares,” “Section 4—Withdrawal Rights,” “Section 5—Purchase of Shares and Payment of Purchase Price,” “Section 6—Conditions of the Offer,” “Section 8—Source and Amount of Funds,” “Section 10—Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares,” “Section 13—Material U.S. Federal Income Tax Consequences,” and “Section 14—Extension of the Offer; Termination; Amendment.” There will be no material differences in the rights of the remaining security holders of the Fund as a result of this transaction.

(b)

Purchases. None of our directors, executive officers or, to our knowledge, any of our affiliates intend to tender any Shares in the Offer. Therefore, the Offer will increase the proportional holdings of our affiliates. See “Section 2—Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals” of the Offer to Purchase.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)

Agreements Involving the Subject Fund’s Securities. Information regarding agreements involving AB PCIC’s securities is incorporated herein by reference from the Offer to Purchase under the heading “Section 10—Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares.” Except as set forth therein, the Fund does not know of any agreement, arrangement or understanding, whether or not legally enforceable, between the Fund and any other person with respect to the Fund’s securities.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)

Purposes. Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under the heading “Section 2—Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals.”

(b)

Use of Securities Acquired. Information regarding the treatment of Shares acquired pursuant to the Offer is incorporated herein by reference from the Offer to Purchase under the heading “Section 2—Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals.”

(c)

Plans. Information regarding any plans or proposals is incorporated herein by reference from the Offer to Purchase under the headings “Section 2—Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals,” “Section 7—Price Range of Shares; Distributions,” and “Section 10—Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares.”

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Source of Funds. Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 8—Source and Amount of Funds.”

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)

Securities Ownership. The information under the heading “Section 10—Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b)

Securities Transactions. The information under the heading “Section 10—Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	Solicitations or Recommendations. The information under the headings “Summary Term Sheet” and “Section 15—Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a)

Financial Information. Not applicable. The consideration offered to security holders consists solely of cash. The Offer is not subject to any financing condition, and AB PCIC is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

(b)	Pro Forma Financial Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)

The information under the heading “Section 10—Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference. The Fund will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

(2)	The information under the heading “Section 12—Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)

Other Material Information. The information set forth in the Offer to Purchase and the Notice of Intent, copies of which are filed herewith as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Fund will amend this Schedule TO to include documents that the Fund may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated February 22, 2019.

(a)(1)(B)	Notice of Intent to Tender.

(a)(1)(C)	Notice of Withdrawal of Tender for Investors.

(a)(5)(D)	Form of Email, dated February 22, 2019.

(a)(5)(E)	Form of Notice to be Published in Barron’s.

(b)(1)	Revolving Credit Agreement, dated as of November 15, 2017, among the Fund, as borrower, the lenders from time to time party thereto and HSBC Bank USA, National Association, as administrative agent (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K filed on November 20, 2017), as amended by that certain First Amendment and Waiver to Revolving Credit Agreement, dated as of November 14, 2018, by and among the Fund, HSBC Bank USA, National Association as administrative agent and a lender (“HSBC”), and each of the Banks a party thereto (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K filed on November 20, 2018) and as further amended by that certain Second Amendment and Waiver to Revolving Credit Agreement, dated as of December 19, 2018, by and among the Fund, HSBC, and each of the Banks a party thereto (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on From 8-K filed on December 20, 2018).

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2019

AB PRIVATE CREDIT INVESTORS CORPORATION

By:	/s/ J. Brent Humphries

Name:	J. Brent Humphries
Title:	Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated February 22, 2019.

(a)(1)(B)	Notice of Intent to Tender.

(a)(1)(C)	Notice of Withdrawal of Tender for Investors.

(a)(5)(D)	Form of Email, dated February 22, 2019.

(a)(5)(E)	Form of Notice to be Published in Barron’s.

(b)(1)	Revolving Credit Agreement, dated as of November 15, 2017, among the Fund, as borrower, the lenders from time to time party thereto and HSBC Bank USA, National Association, as administrative agent (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K filed on November 20, 2017), as amended by that certain First Amendment and Waiver to Revolving Credit Agreement, dated as of November 14, 2018, by and among the Fund, HSBC Bank USA, National Association as administrative agent and a lender (“HSBC”), and each of the Banks a party thereto (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K filed on November 20, 2018) and as further amended by that certain Second Amendment and Waiver to Revolving Credit Agreement, dated as of December 19, 2018, by and among the Fund, HSBC, and each of the Banks a party thereto (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on From 8-K filed on December 20, 2018).